UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                                 RPC, INC.
                             (Name of Issuer)

                      Common Stock, $.10 Par Value
                      (Title of Class of Securities)

                                749660 10 6
                              (CUSIP Number)

      Robert P. Finch, 2800 One Atlantic Center, 1201 West Peachtree
            Street, Atlanta, Georgia  30309-3400, (404) 873-8616
       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

             11/9/93, 12/6/93, 1/1/94, 3/1/94, 11/11/94, 1/1/95
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  .

Check the following box if a fee is being paid with the statement
 . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1       Name of Reporting Person  S.S. or I.R.S. Identification No. of
        Above Person

                            R. Randall Rollins

2       Check the Appropriate Box if a Member of a Group

                (a)
                (b)

3       SEC Use Only

4       Source of Funds
                                 00 and AF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)

6       Citizenship or Place of Organization

                               United States

7       Sole Voting Power
                                  293,104

8       Shared Voting Power
                                7,605,778*

9       Sole Dispositive Power
                                  293,104

10      Shared Dispositive Power
                                7,605,778*

11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                7,898,882*

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
                               54.6* percent

14      Type of Reporting Person
                                    IN

                        SEE INSTRUCTIONS BEFORE FILLING OUT

*Does not include 10,890** shares of the Company held by his wife. Includes 111,948** shares held as Trustee, Guardian or Custodian for his children and grandchildren, or as Custodian for the children of his brother, Gary W. Rollins. Includes the aggregate 27.9066% beneficial interest of Mr. Rollins, as trustee of trusts for his children, in 702,700 shares owned by Rollins Investment Fund, a Georgia general partnership (the "Fund"), of which each trust is a general partner (his percentage interest amounting to 196,100** shares). Also includes Mr. Rollins' 18.9959% beneficial interest in the 702,700 shares held by the Fund, of which Mr. Rollins is also a general partner (his percentage interest amounting to 133,484 shares). Includes 82,752** shares of the Company held by the Estate of O. Wayne Rollins of which he is Co-Trustee and Co-Executor and as to which he shares voting and investment powers. Includes 432,000 shares owned by the May Partnership. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership. Includes 6,246,914 shares owned by LOR, Inc., a Georgia corporation of which Mr. Rollins is an officer, director, and owner of 50% of the voting stock. Includes 402,580 shares of the Company held in three trusts of which he is Co-Trustee and as to which he shares voting and investment power.


**Mr. Rollins disclaims any beneficial interest in these holdings.



1       Name of Reporting Person  S.S. or I.R.S. Identification No. of
        Above Person

                              Gary W. Rollins

2       Check the Appropriate Box if a Member of a Group

                (a)
                (b)

3       SEC Use Only

4       Source of Funds
                                 00 and AF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)

6       Citizenship or Place of Organization
                               United States

7       Sole Voting Power
                                  337,641

8       Shared Voting Power
                                7,448,262*

9       Sole Dispositive Power
                                  337,641

10      Shared Dispositive Power
                                7,448,262*

11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                7,785,903*

12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13      Percent of Class Represented by Amount in Row (11)
                               53.8* percent

14      Type of Reporting Person
                                    IN

                        SEE INSTRUCTIONS BEFORE FILLING OUT

* Does not include 50,002** shares of the Company held by his wife. Includes 7,092** shares held only as Custodian for minor grandchildren of his brother, R. Randall Rollins. Includes the aggregate 22.3253% beneficial interest of Mr. Rollins, as trustee of four trusts for his children, in 702,700 shares owned by Rollins Investment Fund, a Georgia general partnership (the "Fund"), of which each trust is a general partner (his percentage interest amounting to 156,880** shares). Also includes Mr. Rollins' 18.9959% beneficial interest in the 702,700 shares held by the Fund, of which Mr. Rollins is also a general partner (his percentage interest amounting to 133,484 shares). Includes 82,752** shares of the Company held by the Estate of O. Wayne Rollins of which he is Co-Trustee and Co-Executor and as to which he shares voting and investment powers. Includes 432,000 shares owned by the May Partnership. Mr. Rollins is an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership. Includes 6,246,914 shares owned by LOR, Inc., a Georgia corporation of which Mr. Rollins is an officer, director, and owner of 50% of the voting stock. Includes 389,140** shares of the Company held in three trusts of which he is Co-Trustee and as to which he shares voting and investment power.

**Mr. Rollins disclaims any beneficial interest in these holdings.


Item 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, $.10 par value, of RPC, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at:

          2170 Piedmont Road, N.E.
          Atlanta, Georgia   30324


Item 2.   IDENTITY AND BACKGROUND

     1. (a) R. Randall Rollins is a person filing this statement.

          (b)  2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c) Chairman of the Board and Chief Executive Officer of RPC, Inc., engaged in the business of oil and gas field services and boat manufacturing, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324. Chairman of the Board and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (d)  None.

          (e)  None.

          (f)  United States.


     2.   (a)  Gary W. Rollins is a person filing this statement.

          (b)  2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

          (c)  President and Chief Operating Officer of Rollins,
Inc., engaged in the provision of pest-control, home security, lawn care and other consumer services, whose business address is 2170
Piedmont Road, N.E., Atlanta, Georgia 30324.

          (d)  None.

          (e)  None.

          (f)  United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See Exhibit B, attached hereto and incorporated herein by this reference. Shares were acquired in gift transactions and through distributions from a family investment partnership. No consideration was given for the shares.

Item 4.   PURPOSE OF TRANSACTION

     See Item 3, above. The transactions were effected as gifts or for estate planning purposes. The 11/9/93 and 12/6/93 transfers were for the purpose of terminating a trust and a custodianship for children. The reporting persons currently intend to hold the shares for investment.

          (a) - (j) None.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b)(1) R. Randall Rollins owns an aggregate of 293,104 shares of Company Common Stock (or 2.0% of outstanding Company Common Stock) in his own name. Given his respective interest in LOR as an officer, director, and 50% shareholder thereof, R. Randall Rollins has shared voting and dispositive power with respect to 6,246,914 Shares; as Co-Executor and Co-Trustee of the Estate (with the power to control the Estate in its entirety), he has shared voting and dispositive power with respect to 82,752 Shares; as Co-Trustee of three Trusts of which his five children are beneficiaries, he has shared voting and dispositive power with respect to 402,580 Shares; as Trustee, Guardian, or Custodian of his minor children and grandchildren or as Custodian for the children of his brother, Gary W. Rollins, he has shared voting and dispositive power with respect to 111,948 Shares; as an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership, he has shared voting and dispositive power with respect to 432,000 Shares; as Trustee of each of five trusts which are general partners of the Fund, he has shared voting and dispositive power with respect to 196,100 Shares; and as a general partner in the Fund, he has shared voting and dispositive power with respect to 133,484 Shares; such that, cumulatively, R. Randall Rollins has voting and dispositive power with respect to 7,898,882 Shares (or 54.6% of outstanding Company Common Stock).

          (2) Gary W. Rollins owns an aggregate of 337,641 shares of Company Common Stock (or 2.3% of outstanding Company Common Stock) in his own name. Given his respective interest in LOR as an officer, director, and 50% shareholder thereof, Gary W. Rollins has shared voting and dispositive power with respect to 6,246,914 Shares; as Co-Executor and Co-Trustee of the Estate (with the power to control the Estate in its entirety), he has shared voting and dispositive power with respect to 82,752 Shares; as Co-Trustee of three trusts of which his four children are beneficiaries, he has shared voting and dispositive power with respect to 389,140 Shares; as Trustee, Guardian, or Custodian of his minor children and grandchildren or as Custodian for the children of his brother, R. Randall Rollins, he has shared voting and dispositive power with respect to 7,092 Shares; as an officer, director and stockholder of Rollins Holding Company, Inc., the corporation which is the sole general partner of the May Partnership, he has shared voting and dispositive power with respect to 432,000 Shares; as Trustee of each of four trusts which are general partners of the Fund, he has shared voting and dispositive power with respect to 156,880 Shares; and as a general partner in the Fund, he has shared voting and dispositive power with respect to 133,484 Shares; such that, cumulatively, Gary W. Rollins has voting and dispositive power with respect to 7,785,903 of the Shares (or 53.8% of outstanding Company Common Stock).

          (c) Transactions subsequent to September 9, 1993, are listed on Exhibit B attached hereto and incorporated herein by this reference. All transactions were effected in Atlanta, Georgia, and involved gifts or transfers for which no consideration was given and, thus, no price is listed on Exhibit B.

          (d)  None.

          (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no such contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          (a) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(f).

          (b) List of transactions in the Company's Shares subsequent to September 9, 1993, by R. Randall Rollins and Gary W. Rollins.

Signature.

     After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.




R. Randall Rollins                                  2/8/96
---------------------                           --------------
R. Randall Rollins                                   Date


Gary W. Rollins                                     2/7/96
--------------------                           --------------
Gary W. Rollins                                      Date

                               EXHIBIT A

 The undersigned each hereby certifies and agrees that the above Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.


R. Randall Rollins                                  2/8/96
----------------------                          ---------------
R. Randall Rollins

Gary W. Rollins                                     2/7/96
----------------------                          ---------------
Gary W. Rollins                                      Date


                                 EXHIBIT B

                          SUMMARY OF TRANSACTIONS

A.   RANDALL ROLLINS ("RRR"):

        DATE            SHARES          A/D(1)  DESCRIPTION

1.      11/9/93         36,348          D       Transfer of shares held by
                                                RRR as trustee for his
                                                daughter to direct ownership
                                                by that daughter.

2.      1/1/94          1,857           D       Transfer of shares by RRR as
                                                custodian for RRR's
                                                grandchildren to GWR as
                                                custodian of RRR's
                                                grandchildren.

3.      1/1/94          42,971          D       Distribution ("January
                                                Distribution") from the Fund
                                                to the Estate, causing the
                                                Estate's partnership interest
                                                in the Fund to decline and
                                                other partners' interests to
                                                increase.

4.      1/1/94          9,575           A       The January Distribution
                                                caused an increase in RRR's
                                                general partnership interest
                                                in the Fund.

5.      1/1/94          13,234          A       The January Distribution
                                                caused an increase in RRR's
                                                beneficiary ownership in the
                                                Funds' shares as trustee.

6.      3/1/94          5,065           D       A distribution ("March
                                                Distribution") from the Fund
                                                to RRR and GWR as general
                                                partners, causing each of
                                                their partnership interests
                                                to decline and the other
                                                partners' interests to
                                                increase.

7.      3/1/94          1,920           A       The March Distribution caused
                                                an increase in the Estate's
                                                beneficial interest in the
                                                shares held by the Fund.

8.      3/1/94          4,560           A       The March Distribution caused
                                                an increase in RRR's
                                                beneficial interest in the
                                                Funds' shares as trustee.

9.      1/1/95          111,978         D       Transfer of shares by RRR as
                                                trustee to the beneficiaries
                                                of the trusts.

-----------------

(1)A = Acquired; D = Disposed of


B.   GARY W. ROLLINS ("GWR"):

        DATE            SHARES          A/D(2)  DESCRIPTION

1.      12/6/93         37,800          D       Gift of shares from GWR as
                                                custodian for his son to
                                                direct ownership by that son.

2.      1/1/94          1,857           A       Transfer of shares by RRR as
                                                custodian for RRR's
                                                grandchildren to GWR as
                                                custodian for RRR's
                                                grandchildren.

3.      1/1/94          42,971          D       Distribution ("January
                                                Distribution") from the Fund
                                                to the Estate, causing the
                                                Estate's partnership interest
                                                in the Fund to decline and
                                                other partners' interests to
                                                increase.

4.      1/1/94          9,575           A       The January Distribution
                                                caused an increase in GWR's
                                                general partnership interest
                                                in the Fund.

5.      1/1/94          10,586          A       The January Distribution
                                                caused an increase in GWR's
                                                beneficial ownership in the
                                                Funds' shares as trustee.

6.      3/1/94          5,065           D       A distribution ("March
                                                Distribution") from the Fund
                                                to RRR and GWR as general
                                                partners, causing each of
                                                their partnership interests
                                                to decline and the other
                                                partners' interests to
                                                increase.

7.      3/1/94          1,920           A       The March Distribution caused
                                                an increase in the Estate's
                                                beneficial interest in the
                                                shares held by the Fund.

8.      3/1/94          3,648           A       The March Distribution caused
                                                an increase in RRR's
                                                beneficial interest in the
                                                Funds' shares as trustee.

9.      11/11/94        5,235           A       Gift of shares to GWR as
                                                custodian for RRR's
                                                grandchildren.
---------------------

(2)A = Acquired; D = Disposed of